I'm Kyle for Petrohead Cafe, I'm the owner, proprietor and visionary for the project.

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Today is really the beginning of Petrohead Cafe as a pop-up restaurant. It's definitely been a success. Kind of making baby steps towards eventually having a brick and mortar space.

Basically it's a place where people up their cars show off on Sunday morning, and they sip coffee, hangout and shoot the breeze with like minded enthusiasts.

Testimonial #1: I have been going to the races since I was like 16. And I'm glad to find a spot where I can actually come and enjoy the sport. It's a brotherhood thing. You can meet people, hang out and even share knowledge."

Testimonial #2: "I've been following Motor TV for years now. I would love it. Meet up and meet other motorcyclists and people into Motor sports. I haven't found that in Connecticut yet so I think it would be a great opportunity.

We hope to have how-to nights for Petrolheads, gearheads, motorheads, people who work on their cars, or want to work on their cars. People who want to work on their motorcycles. We're definitely going to have some bike nights where people can bring their motorcycles in.

I really hope we grow the community of motor sport enthusiasts in the Hartford area. Thank you so much for coming and enjoying some bar to bar motorcycle racing and some delicious barbeque brisket. Stay tuned, we'll let you know where we go next and we hope to see you next time, Cheers.